December 7, 2022

VIA E-MAIL AND EDGAR

Perry Hindin, Esq.
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:     MCI, LC

MCI Capital, LC

Schedule TO-T

Filed November 18, 2022

File No. 005-88707

Dear Mr. Hindin:

On behalf of our clients, MCI Capital, LC (the “Offeror”) and MCI, LC (the “Parent”, and together with the Offeror, the “Filing Persons”), we are submitting this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed orally on December 1, 2022, with respect to the Tender Offer Statement on Schedule TO-T (the “Tender Offer Statement”) filed by the Filing Persons with the Commission on November 18, 2022. Capitalized terms used but not otherwise defined herein have the meanings assigned thereto in the Tender Offer Statement.

Schedule TO-T filed November 18, 2022

Comment:

We note the disclosure that your financial condition is not relevant to a holder’s decision to tender shares because (a) the form of payment in the offer consists solely of cash, (b) the offer is not subject to any financing condition, and (c) the bidder and its affiliates have all the financial resources necessary to purchase all shares validly tendered and not validly withdrawn in the offer. Please provide the disclosure required by Item 10 of Schedule TO for the offerors, MC Capital, LC, and MC, LC. Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the inapplicability of Instruction 2 to Item 10 of Schedule TO and given that the offerors are also engaged in a tender offer to acquire shares of StarTek, Inc., which, if fully subscribed, will require cash payment by the offerors of $16,941,852. For additional guidance refer to Instructions 1 and 2 to Item 10 of Schedule TO.

Response:

Item 10 of Schedule TO provides that the offeror in a third-party tender offer should “if material,” furnish the information required by Item 1010(a) and (b) of Regulation M-A– that is,

certain audited and unaudited financial statements (and if material, pro forma financial information). Given the structure of the Offer and the circumstances, the Filing Persons do not believe that the Filing Persons’ financial statements are material to the decision of shareholders of Atento S.A. (the “Company”) to participate in the Offer and therefore, such financial statements do not need to be disclosed in the Schedule TO.

Instruction 1 to Item 10 explains that “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the Commission stated that there are several factors that should be considered in determining whether bidder financial statements are material, including: (i) whether the purpose of the tender offer is for control of the subject company, and (ii) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. In addition, as noted in the Adopting Release, the Commission “believe[s] security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.”

Since Parent has, and the Offeror through Parent will have, sufficient financial resources to pay the aggregate Offer Price, the Filing Persons respectfully submit that Parent’s financial statements are not material to the decision of security holders to tender their securities in the Offer and that Parent’s ability to finance the transaction is not uncertain for the following reasons:

•	the consummation of the Offer is not subject to any financing condition;
•	as noted on page 17 of the Offer to Purchase, the Offeror estimates that the total amount of funds required to purchase the Shares pursuant to the Offer and to pay related fees and expenses (assuming the maximum amount of Shares sought in the Offer) will be approximately $7.8 million (and, the total amount of funds required to purchase shares of StarTek, Inc. (“StarTek”), in the Offeror’s pending tender offer to acquire StarTek shares assuming the maximum amount of StarTek shares sought in that offer would be approximately $16.9 million); and
•	with cash and cash equivalents of approximately $48.7 million as of September 30, 2022, Parent has liquid current assets, net of liabilities, well in excess of the amount required to pay the aggregate Offer Price to tendering security holders in the Offer and related fees and expenses, and to pay the aggregate offer price to tendering security holders in the StarTek offer and related fees and expenses.

The Filing Persons acknowledge that the Offer does not meet one of the three criteria set forth in Instruction 2 to Item 10 of Schedule TO. Respectfully, the Filing Persons understand that the Instruction is only a “safe harbor,” with the Instructions recognizing that there will exist other circumstances in which the financial statements of the Offeror are not material to stockholders. The present Offer satisfies the first and second criteria for the Instruction’s safe harbor, that the consideration offered consists solely of cash, and that the offer is not subject to any financing condition, but not the third criterion, that either the Offeror is a public reporting company (which this Offeror is not) or the offer is for all outstanding securities of the subject class. This third criterion assumes that an offeror’s financial statements are not material to a stockholder if the offer has the potential (although not the certainty) of resulting in the purchasing all of the holders’ stock, suggesting by implication that such financial statements might, under some circumstances, be more material if there is a greater potential that, following the offer, some shares will remain in the hands of stockholders other than the offeror. In this regard, the Filing Persons respectfully note the Commission’s additional guidance, in footnote 195 to the Adopting Release, stating, in relevant part, that the financial information of a bidder can be material “when the bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target [as] security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder.” The Filing Persons respectfully submit that there is no such prospect of dominance or control by the Offeror in this case. If the Offer is successful, then upon its completion the Offeror would own no more than approximately 5% to less than 10% of the Company’s outstanding shares. Not only have the Filing Persons stated explicitly that “[t]he purpose of the Offer is not to acquire or influence control of the business of the Company” (see the Offer to Purchase, page 18), but the Offeror’s purchase of even the maximum of slightly less than 10% of the outstanding shares being sought in the Offer would not make the Offeror a “dominant or controlling” stockholder of the Company. That is particularly true where there are currently three longstanding institutional stockholders which own approximately 25%, 22% and 15%, respectively, of the outstanding shares of the Company as well as another investor group which owns approximately 9% of the outstanding shares. In each case those holders are, among other things, parties to agreements with the Company pursuant to which they have the right to designate individuals to be nominated for election to the Company’s board of directors, and have agreed to certain restrictions on their sale of the Company’s shares.

Given the facts and circumstances of the Offer, and in particular the terms of the Offer described above, the Filing Persons respectfully submit that they believe the financial statements of the Filing Persons are not material to the decision of a stockholder to tender shares sought in the Offer, and accordingly believe that such financial statements are not required to be reported in the Schedule TO.

Please contact the undersigned at (212) 715-9401 if you require further information or have any questions. Thank you very much for your attention.

Sincerely,

By:	/s/ Peter G. Smith
Peter G. Smith